LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 23, 2019

VIA EDGAR TRANSMISSION

Andrea McGovern
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226

Dear Ms. Magovern:

The Trust and the Adviser filed an application for an order (file no. 812-15034) under Sections 6(c), 12(d)(1)(J), and 17(b) of the Investment Company Act of 1940 (the “Act”) on May 17, 2019 and an amended and restated application on September 23, 2019 (together, the “Application”).

The Trust and the Adviser hereby respectfully request that the Application be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto.

If you have any questions regarding the above, please do not hesitate to contact me at (414) 765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary